Exhibit (a)(2)(lxvi)

[Letterhead of Lehman Brothers Europe Limited]

To the Attention of:

Board of Directors

Endesa, S.A.

Ribera del Loira, 60

28042 Madrid

26 March 2007

Members of the Board,

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), and the holders of American Depositary Shares representing Endesa Ordinary Shares (the “Endesa ADSs” and together with Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the revised terms and conditions of the offer (the “Offer”) made by  E.ON Zwölfte Verwaltungs GmbH (“E.ON”) to purchase all of the outstanding Endesa Shares, as described in the Folleto filed by E.ON and approved by the Comision Nacional de Mercado de Valores (“CNMV”) on 26 January 2007 (the “Offer Document”) and as disclosed by the CNMV in the “Hecho Relevante” published on 26 March 2007, is fair, from a financial point of view, to such holders. The consideration proposed to be paid pursuant to the Offer consists of €40 in cash for each outstanding Endesa Share (the “Consideration”), although Endesa ADS holders will receive an equivalent US Dollar amount, based on the spot market exchange rate prevailing upon closing of the Offer.

In arriving at our opinion, we have reviewed and analysed: (1) the Offer Document, (2)  certain publicly available information concerning the businesses of the Company which we believe to be relevant, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including certain internal financial analyses and forecasts prepared by the Company and its management, (4) a trading history of the Company’s share capital from 1 January 2005 to the present day and a comparison of that trading history with those of other companies which we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant, (6) the audited financial statements of the Company for the financial year ended 31 December 2005 and earnings estimates for the year ended 31 December 2006 disclosed by the Company on 24 January 2007, (7) a comparison of the financial terms of the Offer with the terms of certain other recent transactions or business combinations which we deemed relevant, and (8) the projected earnings and other operating data of the Company provided to us by its management.  In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed necessary or appropriate for the purposes of this opinion.

We have assumed and relied upon the accuracy and completeness of all financial and other information used by us in arriving at our opinion without independent verification and we have also relied on it not being misleading in any material respect.  With respect to the financial forecasts and/or projections of the Company, upon the Company’s advice we have assumed that such forecasts and/or projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion is necessarily based upon market, economic and other information available to us and conditions as they exist on, and can be evaluated as of, the date of this letter.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer pursuant to our engagement by the Company.  Without prejudice to the terms of the engagement letter which we entered into with the Company on 27 October 2005, we do not have any obligation to update, amend, revise or reaffirm this opinion. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, affiliates of Lehman Brothers may actively trade in the debt and equity securities of the Company and/or E.ON, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Also, with the consent of the Company and in accordance with our internal policy regarding conflicts of interest, we have participated as a junior lender in the debt facilities made available to E.ON in relation to the Offer, for which we will receive fees.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This opinion is solely for the use and benefit of the Board of Directors of the Company in connection with and for the purposes of, their consideration of the Offer and shall not be disclosed publicly or made available to any third party, or referred to (whether in whole or in part) without our prior written approval in each instance, except that a complete copy of this opinion may be included in any communication to the shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and any Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company, any and all such references must be approved by Lehman Brothers in advance, such approval not to be unreasonably withheld. This opinion is not intended to be and does not constitute a recommendation to any shareholder as to whether to accept or reject the consideration to be paid to such shareholder in connection with the Offer.

Yours faithfully,

LEHMAN BROTHERS EUROPE LIMITED

/s/ Juan Gich
Juan Gich
Managing Director